Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated May 12, 2016, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

TEXTURA CORPORATION

at

$26.00 Per Share, Net in Cash

by

TULIP ACQUISITION CORPORATION

a subsidiary

of

OC ACQUISITION LLC

a subsidiary

of

ORACLE CORPORATION

Tulip Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), which is a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Textura Corporation, a Delaware corporation ( “Textura”), at a purchase price of $26.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2016, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”). Stockholders of record who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as may be set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF JUNE 9, 2016,

UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 28, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among Textura, Parent, Purchaser, and (solely with respect to performance of its obligations set forth in certain specified sections thereof) Oracle. The Merger Agreement provides, among other things, that, following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into Textura (the “Merger”), with Textura continuing as the surviving corporation and becoming a subsidiary of Oracle. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by Textura as treasury stock, owned by Oracle, Parent, Purchaser or any subsidiary of Textura and (ii) Shares held by stockholders who properly exercise appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”)) will automatically be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required tax withholding.

The Offer is not subject to a financing condition. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the conditions set forth in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”). Among the Offer Conditions are: (i) the Minimum Condition (as defined in the Offer to Purchase), which is summarized below, and (ii) the expiration or termination of the waiting period applicable to Purchaser’s purchase of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Minimum Condition requires that there shall be validly tendered (and not withdrawn) by 12:00 midnight, New York City time, at the end of the Expiration Date (as defined below), a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) that, together with any Shares owned by Oracle, Parent or Purchaser immediately prior to the first time as of which Purchaser accepts any Shares for payment pursuant to the Offer (the “Acceptance Time”), represents no less than 66 2/3% of the Adjusted Outstanding Share Number. The term “Adjusted Outstanding Share Number” means the sum of: (A) the aggregate number of Shares issued and outstanding immediately prior to the Acceptance Time; plus (B) an additional number of shares equal to the aggregate number of Shares issuable upon the conversion, exchange or exercise, as applicable, of any stock options and restricted stock units of Textura (“Company Compensatory Awards”), and any other options, warrants or other rights to acquire, or securities convertible into or exchangeable for, Shares for which, as of immediately prior to the Acceptance Time, (x) a valid election has been made or notice has been given to convert, exchange or exercise, as applicable, such Company Compensatory Awards or such other option, warrant or other right, as applicable, into Shares in accordance with the terms thereof but (y) such Shares have not yet been duly issued.

The term “Expiration Date” means June 9, 2016, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement (as described below), in which event the term “Expiration Date” means such subsequent date.

The board of directors of Textura (upon the unanimous recommendation of the Special Committee of the board of directors) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Textura’s stockholders; (ii) approved and adopted the Merger Agreement, declared the advisability of the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL; (iii) resolved to recommend that the stockholders of Textura accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (iv) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL.

If, as of the scheduled Expiration Date, any of the conditions to Purchaser’s obligation to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer set forth in the Merger Agreement (the “Offer Conditions”) is not satisfied and has not been waived, Purchaser shall extend the Offer on one or more occasions, for an additional period of up to 20 business days per extension, to permit such Offer Condition to be satisfied, and Purchaser shall extend the Offer from time to time for any period required by any rule or regulation of the SEC applicable to the Offer, but, in no event shall Parent extend the Offer beyond the End Date in either case. The “End Date” means October 27, 2016, as it may be extended as provided in the Merger Agreement.

If the Offer is consummated, Purchaser will not seek the approval of Textura’s remaining stockholders before effecting the Merger. Oracle, Parent, Purchaser and Textura have elected to have the Merger Agreement and the transactions contemplated thereby governed by Section 251(h) of the DGCL and that the Merger will be effected as soon as practicable following the consummation of the Offer. Under Section 251(h) of the DGCL, the consummation of the Merger does not require a vote or action by written consent of Textura’s stockholders.

The Merger Agreement provides that, without the prior written consent of Textura: (i) the Minimum Condition may not be amended or waived; and (ii) no change may be made to the Offer that (a) changes the form of consideration to be delivered by Purchaser pursuant to the Offer; (b) decreases the Offer Price or the number of Shares sought to be purchased by Purchaser in the Offer; (c) imposes conditions to the Offer in addition to the Offer Conditions; or (d) except as otherwise permitted by the Merger Agreement, extend the Expiration Date.

The Merger Agreement also provides that, at Parent’s election and in Parent’s sole discretion and upon written notice to Textura prior to the Acceptance Time, the definition of Minimum Condition may be modified to replace the reference to “66 2/3% of the Adjusted Outstanding Share Number” in such definition with “66 2/3% of the aggregate number of outstanding Company Common Stock immediately prior to the Acceptance Time”. Such modification will not constitute a waiver of the Minimum Condition.

Except as set forth above, Purchaser expressly reserves the right to waive (in whole or in part) any Offer Condition at any time and from time to time, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Oracle, Parent and Purchaser and transmitting such payments to tendering stockholders. Under no circumstances will Oracle, Parent or Purchaser pay interest on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making such payment.

In all cases, Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase and (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with all required signature guarantees and any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the scheduled expiration of the Offer. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after July 10, 2016, unless Purchaser has already accepted them for payment. For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an “eligible institution”) signatures guaranteed by an eligible institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the scheduled expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Textura provided Purchaser with Textura’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Textura’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash by a holder of Shares pursuant to the Offer or the Merger will be a taxable transaction to U.S. stockholders for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to the Innisfree M&A Incorporated (the “Information Agent”) at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

May 12, 2016